ALSTON&BIRD LLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000

Fax: 404-253-8447

www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	Email: rosemarie.thurston@alston.com

May 16, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Michael McTiernan

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3010

Washington, D.C. 20549-6010

Re:	RREEF America Property Income Trust, Inc.
File No. 333-180356

Dear Mr. McTiernan:

This letter sets forth the response of our client, RREEF America Property Income Trust, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the letter dated April 23, 2012 regarding the Issuer’s registration statement on Form S-11 (the “Registration Statement”). The Issuer has today filed an amendment (“Amendment No. 1”) to the Registration Statement via EDGAR. For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response.

General

1.    Comment: We note that you and your subsidiaries intend to operate your business in a manner that will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of this exemption and how you and your subsidiaries’ investment strategy will support this exemption. Further, please note that we will refer your response to the Division of Investment Management for further review.

Response: As described in greater detail on page 67 of the prospectus in Amendment No. 1, the Issuer intends to conduct its operations so that the Issuer, the Issuer’s operating partnership and each subsidiary of the operating partnership are exempt from registration as an investment company under the Investment Company Act of 1940 (the “Investment Company Act”).

Atlanta • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Mr. Michael McTiernan

May 16, 2012

Section 3(a)(1)(A) of the Investment Company Act defines an “investment company” as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an “investment company” as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (the “40% Test”). Excluded from the term “investment securities,” among other things, are U.S. government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

Rule 3a-1 under the Investment Company Act, however, generally provides that, notwithstanding Section 3(a)(1)(C) of the Investment Company Act, an issuer will not be deemed to be an “investment company” under the Investment Company Act provided that: (1) it does not hold itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities, and (2) on an unconsolidated basis except as otherwise provided, (x) no more than 45% of the value of its total assets, consolidated with the assets of any wholly owned subsidiary, (exclusive of U.S. government securities and cash items) consists of, and (y) no more than 45% of its net income after taxes, consolidated with the net income of any wholly owned subsidiary, (for the last four fiscal quarters combined) is derived from, securities other than (i) U.S. government securities, (ii) securities issued by employees’ securities companies, (iii) securities issued by majority owned subsidiaries of such company that are not investment companies nor relying on the exclusion from the definition of investment company in Section 3(b)(3), Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act and (iv) securities issued by companies that are controlled primarily by such company, are not investment companies and through which such company engages in a business other than that of investing, reinvesting or trading in securities.

The Issuer believes that it, its operating partnership and the subsidiaries of its operating partnership will satisfy the exclusion provided by Rule 3a-1, and the Issuer will monitor its holdings to ensure continuing and ongoing compliance with such rule.

In addition, the Issuer believes that neither it nor its operating partnership will be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because neither the Issuer nor its operating partnership will engage primarily or hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through the operating partnership’s wholly owned or majority-owned subsidiaries, the Issuer and its operating partnership will be primarily engaged in the non-investment company business of purchasing or otherwise acquiring real property, mortgages and other interests in real estate.

2.    Comment: Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Mr. Michael McTiernan

May 16, 2012

Response: The Issuer does not intend to include any graphics, maps, photographs or other artwork other than those which were already included in the prospectus. In the event that the Issuer determines to include any such items in its prospectus, it will first submit copies to the Commission for review. The Issuer confirms that such graphics and pictorial representations will not be included in any preliminary prospectus distributed to prospective investors prior to the Commission’s review.

3.    Comment: Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5.

Response: The Issuer will provide the Commission with all promotional material and sales literature, including material that will be used only by broker-dealers.

4.    Comment: We note your disclosure regarding your proposed share redemption plan. Please note that we will refer this matter to the Office of Mergers and Acquisitions for potential Rule 13e-3 issues. We may have further comments.

Response: The Issuer acknowledges that the Commission is referring this matter to the Office of Mergers and Acquisitions for potential Rule 13e-3 issues.

5.    Comment: We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

Response: The Issuer has analyzed the applicability of Regulation M to its share redemption plan and determined that the elements of its share redemption plan are consistent with the class relief granted by the Division of Market Regulation.

6.    Comment: Please provide us with a draft of your monthly pricing supplement and, to the extent you plan to provide a detailed breakdown of the NAV estimate on a quarterly instead of monthly basis, provide us with a draft of the quarterly NAV disclosure. Please note that we may have further comments.

Response: The Issuer has enclosed a draft of its monthly pricing supplement and a draft of its quarterly NAV disclosure.

7.    Comment: We note that you intend to update the pricing disclosure via a supplement each month. Please revise to clarify, if accurate, that you will also update the pricing disclosure via a supplement to the extent the price changes more than 5% since the last monthly supplement.

Mr. Michael McTiernan

May 16, 2012

Response: The Issuer has revised page 165 of the prospectus in Amendment No. 1 in response to the Commission’s comment.

8.    Comment: We note that you are registering $2,250,000,000 worth of shares of your common stock. Please confirm to us that you reasonably expect to offer and sell this amount in the next two years. Please refer to Rule 415(a)(2).

Response: Based on the Issuer’s review of capital raises by other non-listed REITs and its anticipated broker-dealer platform, the Issuer confirms that it reasonably expects to offer and sell the $2,250,000,000 in shares of common stock it is registering with the Commission pursuant to the Registration Statement within two years of the initial effective date.

9.    Comment: Please advise us whether the independent valuation advisor will be an “expert” for purposes of Section 7 of the Securities Act with respect to the disclosure of the value of your property assets that will be disclosed in the future once you have acquired property assets. If not, please provide an analysis and please remove the reference to the valuation advisor as an expert on page 170. In addition, please advise us whether the fund accountant will be an “expert.”

Response: The Issuer believes that the independent valuation advisor is an “expert” for purposes of Section 7 of the Securities Act of 1933, as amended (the “Securities Act”). The Issuer will include a tabular disclosure of the primary components of net asset value (“NAV”) in quarterly prospectus supplements that it intends to file during the offering. The components of NAV will include a valuation of the Issuer’s real property portfolio that will equal the aggregate of the appraised values of each of the Issuer’s properties that are provided or reviewed and approved by the independent valuation advisor. As a result, the real property valuation component should be considered a “summary” of the appraisals provided by the independent valuation advisor in its capacity as an expert in real property valuations and therefore expertised. Accordingly, the Issuer has included appropriate disclosure under “Experts” on page 173 of the prospectus in Amendment No. 1 and filed a consent of the independent valuation advisor under Rule 436 of the Securities Act and Item 601(b)(23) of Regulation S-K.

However, the Issuer believes that the fund accountant is not an “expert” for purposes of Section 7 of the Securities Act. As described on pages 108-109 of the prospectus in Amendment No. 1, the fund accountant merely compiles information from other sources, such as the independent valuation advisor, the Issuer’s advisor and other factual information that is publicly available, and based on these inputs, administratively calculates the Issuer’s NAV. The fund accountant has no authority to “pass upon” or “review” the information obtained and will not engage in any subjective analysis. Accordingly, the Issuer has not described the role of the fund accountant in the “Experts” section of the prospectus and has not filed a consent of the fund accountant.

Mr. Michael McTiernan

May 16, 2012

How to Subscribe, page i

10.   Comment: Please revise to clarify whether a potential investor may revoke his or her subscription during the referenced ten-day period. In addition, please clarify here or elsewhere in the prospectus whether the purchase price is established based on the subscription submission date or the submission acceptance date.

Response: The Issuer has revised page (i) of the prospectus in Amendment No. 1 in response to the Commission’s comment. In addition, the Issuer respectfully directs the Commission to page 164 of the prospectus in Amendment No. 1, which also clarifies that the purchase price is established based on the subscription acceptance date, rather than the subscription submission date.

Questions and Answers About this Offering, page 2

Q: How will your NAV per share be calculated, page 6

11.  Comment: Please tell us how you determined it is appropriate to recognize organization and offering costs incurred prior to the commencement of this offering as expenses at the time you reimburse your advisor for these costs (i.e., ratably over the 60 months following the first anniversary of the commencement of this offering) and cite the authoritative literature upon which you relied. Please address organization expenses and offering expenses separately in your response, and reconcile the disclosure on page 6 with the disclosure on page F-6 of your financial statements.

Response: As disclosed in the footnotes to the financial statements on page F-6, organizational expenses will be expensed as incurred at the time the escrow period concludes, and offering costs, which will be deferred and paid from the proceeds of the offering, will be treated under U.S. GAAP as a reduction of the total proceeds from the offering.

As disclosed on page 6, 109 and elsewhere in the prospectus in Amendment No. 1, solely for the purpose of calculating NAV, the Issuer’s organization and offering expenses that are paid before the offering commencement date by the Issuer’s advisor on the Issuer’s behalf will be recognized as expenses when they are reimbursed. These expenses will be reimbursed ratably over the 60 months following the first anniversary of the commencement of the offering. The Issuer has disclosed in a risk factor on page 30 and elsewhere in the prospectus, including page 109, that its NAV calculation is not prepared in accordance with U.S. GAAP. Specifically, on page 109, the Issuer has disclosed that “[t]o calculate [its] NAV for the purpose of establishing a purchase and redemption price for [its] shares, [the Issuer has] adopted a model . . . which adjusts the value of [its] assets from historical cost to fair value in accordance with the GAAP principles set forth in FASB Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures.” For the purpose of calculating NAV, all organization and offering costs incurred following the escrow period will be recognized and deducted when incurred.

Mr. Michael McTiernan

May 16, 2012

The Issuer respectfully submits that non-listed REITs with daily pricing features and institutional private, open-ended real estate funds typically calculate NAV per share for the purpose of establishing an offering and redemption price based on fair value pursuant to methodologies that are not in accordance with GAAP. If the Issuer recognized all of the organization and offering expenses immediately after the end of the escrow period, the NAV per share would be abruptly reduced, and the burden of these costs incurred prior to the end of the escrow period would inequitably fall on investors who subscribe for shares during the escrow period. Moreover, such a treatment would not reflect the economic reality that the organization and offering expenses incurred prior to commencement of the offering (i.e. formation, securities registration and launch costs) benefit future investors as well as initial investors. Investors who purchase shares shortly after the escrow period at a lower price would unfairly benefit from the reduction in the NAV per share for 100% of these pre-offering launch organization and offering expenses without sharing any of the cost. To mitigate these unfair consequences and more equitably allocate the burden of these costs among all of the Issuer’s investors, solely for the purpose of calculating NAV, the Issuer has determined to deduct these organization and offering expenses incurred prior to the end of the escrow period from NAV as and when they are reimbursed, which will occur ratably over the 60-month period following the first anniversary of the commencement of the offering.

Q: Will I be charged selling commissions, page 8

12.  Comment: Please revise to reference the dealer manager and distribution fees.

Response: The Issuer has revised page 8 of the prospectus in Amendment No. 1 in response to the Commission’s comment.

Prospectus Summary, page 11

13.  Comment: Please revise the summary to note the target investment allocations disclosed on page 58.

Response: The Issuer has revised page 19 of the prospectus in Amendment No. 1 in response to the Commission’s comment.

14.  Comment: We note you indicate on page 11 that you were formed to invest in commercial real estate located throughout the United States. We note your risk factor disclosure on page 43 which indicates that you expect to purchase real estate investments located outside the United States. Please revise your Summary section to clarify.

Response: As disclosed on pages 17, 58, and 60 of the prospectus in Amendment No. 1, the Issuer intends to invest primarily in primary and secondary markets of the United States, with up to 10% of its portfolio (based on NAV) allocated to properties located outside of the United States. The Issuer has revised pages 3, 11 and 17 of the prospectus in Amendment No. 1 to clarify that the Issuer’s investment strategy includes an international component.

Mr. Michael McTiernan

May 16, 2012

Competitive Advantages, page 15

15.  Comment: We note that this section appears to be verbatim to the Competitive Advantages section on page 55-57. Please note that the Summary section should not merely repeat the text of the prospectus but should provide a brief overview of the key aspects of the offering. Please refer to Item 503(a) of Regulation S-K and revise accordingly.

Response: The Issuer has revised pages 18-19 of the prospectus in Amendment No. 1 in response to the Commission’s comment.

Management, page 67

16.  Comment: Please revise this section to briefly describe the duties of your executive officers and what these officers will do for you on a day-to-day basis in these capacities.

Response: The Issuer has revised page 72 of the prospectus in Amendment No. 1 in response to the Commission’s comment.

Multi-Asset Investment Committee, page 74

17.  Comment: We note the biographical information provided on pages 74-79 for each committee member. Please ensure that you provide the month and year each individual’s employment started and ended with each entity referenced. If an individual assumed a different position during their tenure with a particular entity, please provide this date as well. In addition, please revise to include the principal business of any corporation or organization in which such occupations and employment were carried on. Please refer to Item 401(c) of Regulation S-K or tell us why you believe this disclosure is not required.

Response: The Issuer has revised the biographical summaries of the investment committee members in response to the Commission’s comment.

Conflicts of Interest, page 90

18.  Comment: Please revise your disclosure to specifically identify all affiliated programs and entities that directly compete with you and briefly explain how these affiliated programs and entities compete with you.

Response: The Issuer has revised page 93 of the prospectus in Amendment No. 1 in response to the Commission’s comment.

Allocation of Time of Our Advisor’s Key Personnel, page 91

19.  Comment: We note that your officers and non-independent directors also are employees of your advisor and certain of its affiliates. Please revise your disclosure to identify the affiliates and clarify whether these affiliates compete directly with you for investors and/or investment opportunities.

Mr. Michael McTiernan

May 16, 2012

Response: The Issuer has amended the disclosure on page 94 of the prospectus in Amendment No. 1 to specifically identify the affiliated programs for which its officers and directors also serve as officers and directors that compete directly with the Issuer for investors or investment opportunities. The Issuer respectfully submits that, due to the large number of affiliates for which its officers and non-independent directors also serve as officers and directors, disclosing a list that identifies all of these affiliates, including those affiliated programs that the Issuer will not compete with for investors or investment opportunities, would be overly burdensome and not meaningful to investors.

Allocation of Investment Opportunities, page 94

20.  Comment: We note you indicate that your advisor will present an investment opportunity to the program which it advises or manages that has the highest priority position on the rotation priority list. Please revise your disclosure to identify all of the programs on the rotation priority list.

Response: The Issuer has amended the disclosure on page 97 of the prospectus in Amendment No. 1 to identify all of the programs on the rotation priority list.

Prior Performance, page 95

21.  Comment: Please update your prior performance disclosure, including the tables.

Response: The Issuer has updated its prior performance disclosure, including the tables.

Appendix A: Prior Performance Tables, page A-1

General

22.  Comment: Please revise your introduction to the Tables to include a discussion of the factors considered in determining which previous programs had “similar investment objectives” to yours.

Response: The Issuer has revised page A-1 of the prospectus in Amendment No. 1 in response to the Commission’s comment.

Table I. Experience in Raising and Investing Funds, page A-2

23.  Comment: Please explain your basis for limiting leverage to property-level debt, as noted in footnote (4).

Response: The Issuer utilizes property-level debt because it is incurred at the time a property is acquired. Portfolio-level debt, on the other hand, is utilized to bridge the timing gap between investor contributions and property acquisitions and is more difficult to allocate on a

Mr. Michael McTiernan

May 16, 2012

property-by-property basis. The Issuer has determined that property-level debt at acquisition is the best representation of leveraged acquisitions.

Table II. Compensation to Sponsor, page A-3

24.  Comment: Please Table II to clarify what the “Amount Paid to Sponsor From Operations: Other” was for.

Response: The Issuer has revised page A-3 of the prospectus in Amendment No. 1 in response to the Commission’s comment.

25.  Comment: Please revise as applicable to include in another separate column aggregate payments to the sponsor in the most recent three years from all other programs and indicate the number of programs involved.

Response: The Issuer has not revised the table because there were no other programs that made payments to the sponsor in the last three years.

Table III. Operating Results of Prior Programs, page A-4

26.   Comment: Please confirm to us that “cash flow from financing activities” does not already include new equity contributions.

Response: The Issuer confirms that “cash flow from financing activities” does not include new equity contributions.

27.  Comment: Please revise to provide the “Tax and Distribution Data Per $1000 Invested” on the basis of per $1000 invested.

Response: The Issuer has revised Table III in response to the Commission’s comment.

28.  Comment: We note that the Global Opportunity Fund II had revenues of ($93.5) million in 2010. Please explain why the program had negative revenue. Also, we note that the unrealized appreciation/depreciation line item in the table represents market value changes on investments and foreign exchange contracts. Please clarify the nature of these investments.

Response: The negative revenues of ($93.5) million in 2010 for the Global Opportunity Fund II is related to a $104.3 million reclassification adjustment for unrealized losses incurred in prior periods for real estate investments. The Gross Revenue line item now includes current period realized gains (losses) and cumulative unrealized gains (losses) for closed real estate transactions. Current period unrealized gains (losses) for real estate investments held for sale are classified as unrealized gains (losses).

29.  Comment: We note you indicate that a number of your exhibits are to be filed by amendment. Please file all required exhibits as promptly as possible.

Mr. Michael McTiernan

May 16, 2012

Response: The Issuer will file all required exhibits when they are available.

30.  Comment: We note the exhibit list includes “form of” agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

Response: Prior to the effectiveness of the Registration Statement, the Issuer will file final, executed versions of each agreement and document listed in the exhibit index, except for the form of indemnification agreement, which will be executed in substantially similar form by each of the Issuer’s executive officers and directors, and the form of Independent Directors Restricted Stock Award Certificate.

Should you have any further questions or need additional information, please do not hesitate to contact me at 404-881-4417.

Sincerely,

/S/ ROSEMARIE A. THURSTON
Rosemarie A. Thurston

Enclosures

cc:	James N. Carbone, RREEF America Property Income Trust, Inc.
Julianna Spencer Ingersoll, RREEF America Property Income Trust, Inc.
Jason W. Goode, Alston & Bird LLP

RREEF America Property Income Trust, Inc.

Monthly Pricing Supplement

This document supplements, and should be read in conjunction with, our prospectus dated                     , as supplemented by                     , relating to our offering of up to $2,500,000,000 in shares of our common stock. Terms not otherwise defined herein have the same meanings as set forth in our prospectus.

The following table sets forth the net asset value, or NAV, per share for the Class A and Class B shares of common stock of RREEF America Property Income Trust, Inc. on each business day since our last pricing supplement:

Date	NAV per Class A share	NAV per Class B share	Date	NAV per Class A share	NAV per Class B share
1, 2012	$	$	17, 2012	$	$
2, 2012			18, 2012
3, 2012			19, 2012
4, 2012			20, 2012
5, 2012			21, 2012
6, 2012			22, 2012
7, 2012			23, 2012
8, 2012			24, 2012
9, 2012			25, 2012
10, 2012			26, 2012
11, 2012			27, 2012
12, 2012			28, 2012
13, 2012			29, 2012
14, 2012			30, 2012
15, 2012			31, 2012
16, 2012

Purchases and redemptions will be made in accordance with our policies as set forth in our prospectus. Our NAV per share is posted daily on our website at www.rrapit.com and is made available on our toll-free, automated telephone line at                     .

Please refer to “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for important information about how our NAV is determined. Our NAV per share, which is updated daily, along with our registration statement, prospectus and prospectus supplements are available on our website.

RREEF America Property Income Trust, Inc.

Quarterly NAV Supplement

This document supplements, and should be read in conjunction with, our prospectus dated                 , as supplemented by                 , relating to our offering of up to $2,500,000,000 in shares of our common stock. Terms not otherwise defined herein have the same meanings as set forth in our prospectus.

The table below provides the components of our net asset value, or NAV, and the computation of NAV per share for the Class A and Class B shares of common stock as of         , as determined by our fund accountant. Our NAV per share is posted daily on our website at www.rrapit.com and is made available on our toll-free, automated telephone line at         . Our NAV is calculated in accordance with the valuation guidelines adopted by our board of directors. To calculate our NAV for the purpose of establishing a purchase and redemption price for our shares, we have adopted a model that adjusts the value of our assets from historical cost to fair value in accordance with the GAAP principles set forth in FASB Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures.

Our NAV calculation involves significant subjective judgment and is subject to important limitations and risks. See “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for more information about our NAV calculation and “Risk Factors” in our prospectus for more information about the associated limitations and risks.

Component of NAV	Amount per Class A Share (unaudited)	Amount per Class B Share (unaudited)
Real estate properties	$	$
Real estate equity securities
Real estate loans
Other assets, net

Total assets
Debt
Accrued liabilities
Other liabilities, net

Total liabilities

NAV, before accrued class-specific expenses
Accrued class-specific fees			N/A

NAV, after accrued class-specific expenses	$	$

NAV per Class A share (1)	$	$
NAV per Class B share	$	$

(1)	Reflects the deduction of accrued class-specific expenses such as the distribution fee which is payable only with respect to Class A shares.

On                     , 2012, we accepted at least $10,000,000 in subscriptions for shares of our common stock, satisfied the conditions of our escrow agreement and received the subscription proceeds from the escrow account. The following table provides our NAV per share for each quarter following the escrow break:

Date	NAV per Share
, 2012	$
, 2012